

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

December 17, 2009

Mr. Uri Friedlander
Chief Financial Officer
Digital Power Corporation
41324 Christy Street
Fremont, California 94538-3158

      RE: **Digital Power Corporation**
             Form 10-K for the fiscal year ended December 31, 2008
             Filed March 30, 2009
             File No. 001-12711

Dear Mr. Friedlander:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                        Sincerely,

                        Jeffrey Jaramillo
                        Accounting Branch Chief